Exhibit 99.82

Fire & Flower Announces Acquisition of Three Cannabis Retail Stores in the Greater Toronto Region

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Oct. 15, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX:

FFLWF) and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “FFHC”, “Fire & Flower” or the “Company”) today announced that it has entered into a definitive agreement to acquire all of the issued and outstanding shares of 2673801 Ontario Inc., which owns and operates a licensed cannabis retail store at 480 Bloor Street West, Toronto, Ontario operating as “Satica Cannabis” (the “2673801 Acquisition”).

Additionally, the Company has entered into a definitive agreement to acquire all of the issued and outstanding shares of Busboy Ventures Inc., which owns and operates two licensed cannabis retail stores at 1616 Wilson Avenue and 1542 Jane Street, North York, Ontario, each operating as “NCannabis” (the “Busboy Ventures Acquisition” and collectively with the 2673801 Acquisition, the “Acquisitions”).

“Fire & Flower continues to build out our retail network in the province of Ontario both through acquisition and organic growth. Our acquisition strategy is based upon valuing the four-wall retail economics of these businesses,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “As we focus on the execution of our retail growth plan across the province of Ontario and other key Canadian markets, the opening of stores is an important part of working towards our goal of positive operating EBITDA.”

The purchase price of the 2673801 Acquisition consists of $750,000 in cash plus the net working capital of the business at the date of closing and 248,410 in common shares of FFHC.

The purchase price of the Busboy Ventures Acquisition consists of $700,000 cash plus the net working capital of the business at the date of closing and 2,198,655 in common shares of FFHC.

Completion of the Acquisitions is subject to the satisfaction or waiver of customary closing conditions, including the receipt of a no-objection letter from the Alcohol and Gaming Commission of Ontario and approval from the Toronto Stock Exchange. Closing is expected to occur prior to the end of the Company’s current fiscal quarter.

More information on the grand re-opening dates and times of the stores once transitioned to the Fire & Flower brand will be announced on the Company’s website at http://fireandflower.com/.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital platform and Spark™ program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the acquisitions. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 15-OCT-20